[Debevoise & Plimpton LLP]

October 26, 2006

Max A. Webb, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Idearc Inc.

Registration Statement on Form 10, File No. 1-32939

Dear Mr. Webb:

This letter sets forth the responses of Idearc Inc. (the “Company”) to the comments contained in your letter, dated October 25, 2006, relating to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 1-32939) (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment. This letter also contains the Company’s response to a comment of Daniel H. Morris of the staff of the Commission (the “Staff”), as conveyed telephonically to Steven Slutzky on October 25, 2006.

The Company is filing, via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, together with exhibits to the Registration Statement. Enclosed are three copies of a clean version of Amendment No. 4, as well as three copies of a blacklined version of Amendment No. 4, marked to show changes from Amendment No. 3 filed on October 20, 2006. Page references in the responses below are to the blacklined version of Amendment No. 4.

Max A. Webb, Esq.	October 26, 2006

Comment Conveyed Via Telephone on October 25, 2006

On October 25, 2006, Daniel H. Morris of the Staff conveyed the following comment to the Company in the course of a telephone call to Steven Slutzky:

•	The Staff requested that the Company either disclose in the Registration Statement the value of the publishing agreement and the branding agreement, or explain supplementally why the Company did not provide such disclosure in the Registration Statement.

The Company advises the Staff that the publishing agreement does not provide for regularly scheduled cash payments between the parties to the agreement. Pursuant to the publishing agreement, cash payments must be made under a limited number of specified circumstances. It is not possible to determine or otherwise estimate whether these circumstances will occur, and if they were to occur, what amount of cash payment would actually be made. Therefore, the Company cannot quantify the value of the publishing agreement.

The Company also advises the Staff that the branding agreement does not provide for regularly scheduled cash payments between the parties to the agreement. Therefore, the Company cannot quantify the value of the branding agreement.

The Company has revised the disclosure on pages 102 and 105 of Amendment No. 4 to specify that the value of the publishing agreement and the branding agreement cannot be quantified or otherwise estimated.

Comments Set Forth in the Staff’s Letter of October 25, 2006

Unaudited Pro Forma Statement of Operations, page 44

1.	Pro forma financial information should be presented for the most recent year and interim period only.

The Company respectfully advises the Staff that the nine month pro forma interim period in the Pro Forma Financial Information is consistent with and permitted by Article 11-02(c)(2)(i) of Regulation S-X, which provides that “a pro forma condensed statement of income may be filed for the corresponding interim period of the preceding fiscal year.” Consequently, no revision has been made to the Registration Statement in response to this comment.

Max A. Webb, Esq.	October 26, 2006

Notes to Unaudited Pro Forma Information, page 47

2.	Please revise your explanation (2) to explicitly state the dollar value of all components described. For example, the amount of interest expense included in the total adjustment should be enumerated. Also, please revise this explanation to either reference explanation (5) for the calculation of amortization of debt issuance costs or include such calculation within the text of this explanation. Such calculation should explicitly state the amortization period, not just state “over the term of the debt.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48 of Amendment No. 4.

3.	As a related matter, it should be clear from your expanded disclosures how you derived the expected annual net interest expense of $722 million, as stated on page 16.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48 of Amendment No. 4 to further clarify how it has derived its expected annual net interest expense of $722 million.

4.	We note from your disclosure contained in your explanation (4) and similar disclosure throughout your filing (i.e., Capitalization Table) that you describe the remaining cash balance available to you after the distribution of the note receivable payable to Verizon ($480 million) and proceeds from new debt and available cash. Please revise your explanation here and throughout your filing to explicitly state the total amount of cash distribution being paid to Verizon.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 39, 41 and 48 to provide the total amount of cash it expects to distribute to Verizon.

Operating Revenue, page 51

5.	“Operating income margin” excluding the effects of depreciation and amortization is a non-GAAP measure and should be deleted from the filing pursuant to the guidance set forth in Release No. 34-47226. We will not object if you elect to state “operating income margin” including the effects of depreciation and amortization and also to disclose the percentage impact of depreciation and amortization on that margin. This comment applies to the disclosures presented on page 70, as well.

In response to the Staff’s comment, the Company, in accordance with this comment, has revised the disclosure on pages 51 and 70 of Amendment No. 4 relating to “operating income margin” to include the effects of depreciation and amortization and has also disclosed the percentage impact of deprecation and amortization on that margin.

Max A. Webb, Esq.	October 26, 2006

Pro Forma Table of Contractual Obligations, page 62

6.	Please revise the disclosure in your table of contractual obligations to include a footnote explanation indicating how such interest expense was calculated. Indicate the significant contractual terms of the variable rate debt and, if applicable, any fixed rate debt. With regard to the variable rate debt, describe the significant assumptions you used in your computations. The explanation should be in sufficient detail to allow for material recalculation from the terms presented in such explanation.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 4 to include a footnote explanation indicating how it calculated the interest expense included in the table. The Company has also provided additional detail regarding the significant assumptions it used in its computations.

Quantitative and Qualitative Disclosures about Market Risk, page 64

7.	Based upon the disclosures presented in your pro forma balance sheet and in your table of contractual obligations prepared on a pro forma basis, it appears that up to $2,850 million in senior unsecured notes may be issued. Please include these in your analysis of market risk disclosures or revise to explain why the senior unsecured notes should not be included. As a related matter, you state that you expect “a portion of” the senior term loan facilities to be subject to variable rates. Please revise to clarify whether the entire $6,250 million of debt outstanding under the senior secured term loan facilities has been considered variable for purposes of your analysis. If only a portion of this senior secured debt has been considered variable, please quantify that portion, explain how you derived it and disclose the potential increase in interest expense that would occur if the entire obligation was considered variable.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 4.

*        *        *

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Xavier Grappotte at (212) 909-7465 or Gregory Feldman at (212) 909-6302.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

Enclosures